SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

START

News Release

Aviva plc

Interim management statement for the three months to 31 March 2014

15 May 2014

Aviva plc First Quarter 2014
Interim Management Statement

Mark Wilson, Group Chief Executive Officer, said:

"Aviva's overall performance in the first quarter was reassuringly calm and stable, in marked contrast to the weather and regulatory developments. The value of new business increased by 13% - the sixth consecutive quarter of year-on-year growth - and our book value grew by 6%.

"We have made further progress simplifying our portfolio of businesses. Since our full year results in March, we have announced disposals of our Turkish general insurance business, US asset management boutique River Road, South Korean joint venture as well as a significant restructure of our Italian business.

"Aviva still faces challenges both in the external environment and in the business as we progress our turnaround. The regulatory environment is constantly changing and soft conditions persist in certain general insurance lines. As a business we remain focused on cash flow, expense efficiency and the clinical allocation of capital to areas where we can maximise returns. There is still much to do."

Cash flow	■ Operating capital generation £0.4 billion (1Q13: £0.4 billion) ■ Continued focus on improving cash remittances
Value of new business
■ Value of new business up 13% in constant currency to £228 million1 (1Q13: £208 million1,2)
■ Increase driven by strong performance in Europe (45%3) and Asia (96%3) more than offsetting UK VNB reduction (-22%)

Expenses	■ Momentum on expense reduction has continued into 1Q14 ■ Restructuring expenses 67% lower at £18 million (1Q13: £54 million)
Combined operating ratio	■ Combined operating ratio of 97.7% (1Q13: 95.5%) ■ COR impacted by increased weather claims in Canada and the UK
Balance sheet	■ IFRS net asset value increased 6% to 286p (FY13: 270p) ■ Pro forma4 economic capital5 surplus £7.8 billion (FY13: £8.3 billion) ■ Reduced external debt by £240 million in April 2014

1 Excludes Eurovita, Aseval and Malaysia.
2 Comparative has been restated to reflect changes in MCEV liquidity premium valuation and an extension of the MCEV covered business. See the basis of preparation in note 1 to the statistical supplement for details.

3 On a constant currency basis.
4 The pro forma economic capital surplus at 1Q14 includes the benefit of completing the Eurovita, Turkey GI, US asset management and South Korea transactions.
5 The economic capital surplus represents an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

Key financial metrics

Operating capital generation

Continuing operations	3 months 2014 £bn	Restated1 3 months 2013 £bn
United Kingdom & Ireland Life	0.1	0.1
United Kingdom & Ireland general insurance & health	0.1	0.1
Europe	0.2	0.1
Canada	-	0.1
Asia & Other	-	-
Total	0.4	0.4

Value of new business

Continuing operations	3 months 2014 £m	Restated1 3 months 2013 £m	Sterling % change2	Local currency % change2
United Kingdom	89	114	(22)%	(22)%
Ireland	3	-	-	-
France	54	41	31%	34%
Poland3	21	10	102%	108%
Italy3	15	10	55%	59%
Spain3	8	3	129%	135%
Turkey	6	10	(39)%	(21)%
Other Europe	-	1	(100)%	(100)%
Asia3	32	19	80%	96%
Value of new business - excluding Eurovita, Aseval & Malaysia	228	208	10%	13%
Eurovita, Aseval & Malaysia	(4)	1	-	-
Value of new business	224	209	7%	10%

General insurance combined operating ratio

Continuing operations	3 months 2014	3 months 2013	Change
United Kingdom	98.6%	98.1%	0.5pp
Ireland	100.3%	107.6%	(7.3)pp
France	91.0%	90.5%	0.5pp
Italy	94.9%	96.4%	(1.5)pp
Other Europe	96.8%	109.5%	(12.7)pp
Canada	102.7%	92.7%	10.0pp
General insurance combined operating ratio	97.7%	95.5%	2.2pp

Capital position

	31 March 2014 £bn	31 December 2013 £bn
Economic capital surplus4	7.5	8.3
Pro forma economic capital surplus4,5	7.8
Estimated IGD solvency surplus4	3.2	3.6
IFRS net asset value per share	286p	270p
MCEV net asset value per share (restated)1,6	469p	463p

1 Comparatives have been restated to reflect the changes in MCEV methodology set out in note 1 to the statistical supplement.
2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes Aseval and Asia excludes Malaysia.
4 The economic capital and IGD surpluses represent an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

5 The pro forma economic capital surplus at 1Q14 includes the benefit of completing the Eurovita, Turkey GI, US asset management and South Korea transactions.
6 In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles with the exception of stating held for sale operations at their expected fair value, as represented by expected sale proceeds, less cost to sell.

Group Chief Executive Officer's report

Overview
Aviva's overall performance in the first quarter was reassuringly calm and stable, in marked contrast to the weather and regulatory developments.

Value of new business increased by 45%1 in Europe and 96%1 in Asia, more than offsetting a 22% decline in the UK. The Group combined operating ratio (COR) was 97.7% and IFRS book value increased 6% to 286p per share.

Since our FY13 results in March, we have announced disposals of our US asset management boutique River Road, South Korean joint venture and Turkish general insurance business as well as a significant restructure of our Italian business. Our group is now simpler, easier to manage and more focused, whilst retaining significant benefits of diversification.

Aviva still faces challenges in both the external environment and in the business as we progress our turnaround. The regulatory environment is constantly evolving and soft conditions in certain general insurance lines persist. We are adapting to these issues and look forward to sharing more of our strategy with you at our upcoming analyst day on 9 July.

Value of new business ■ Value of new business up 13% in local currency ■ Increase driven by Europe and Asia
Value of new business (VNB) is our key measure of growth in life insurance. In the first three months of the year VNB improved 13%1,2 to £228 million (1Q13: £208 million) due to strong performances across Europe and Asia, partly offset by a decline in UK Life. This is our sixth consecutive quarter of year-on-year VNB growth.

Performance in our cash generators has been mixed. In the UK, VNB declined 22% with annuity VNB 43% lower at £40 million (1Q13: £70 million), mostly due to our re-pricing actions and a relatively strong first quarter of 2013. Some of the decline in annuity VNB has been offset by increases in protection and equity release. Going forward, we expect our increased focus on mid-size bulk purchase annuity transactions to partially mitigate the impact of the Budget proposals. In France, VNB increased 34%1 to £54 million as a result of changes in product mix. This reinforces our view that growth is possible and rewarding in mature markets.

There has been tangible progress in our turnaround businesses with Italy2, Spain2 and Ireland collectively growing VNB 100% to £26 million. Our extended distribution agreements with Unicredit and UBI should improve Italian margins going forward and progress in simplifying this business is ahead of plan.

Our growth markets of Poland and Asia grew VNB 108%1 and 96%1,2 respectively while Turkey VNB declined 21%1 due to market volatility. Overall VNB in our growth markets increased by 73%1 and now contributes 26% of the group's total VNB (1Q13: 19%).

Operating Capital Generation ■ Operating capital generation stable at £0.4 billion ■ Update on cash remittances at half year
Operating capital generation (OCG) in the first quarter of 2014 was £0.4 billion (1Q13: £0.4 billion), with improved OCG in Europe offset by higher weather losses in Canada and the UK.

The UK Life OCG was stable, despite 21% lower annuity sales, which have generated positive new business strain in the recent past.

We are focussed on improving the cash remittances and will update on this at the half year.

Combined operating ratio ■ COR of 97.7%, impacted by worse weather
In general insurance, the combined operating ratio (COR) deteriorated to 97.7% (1Q13: 95.5%) reflecting the worse weather in 1Q14.

In the UK, the COR of 98.6% was only 50bps worse year-on-year, despite the flooding in January. The Canadian COR increased to 102.7% (1Q13: 92.7%), as a result of the harsh winter impacting North America, which resulted in £40 million of additional weather-related claims.

In Europe, the COR improved to 92.0% (1Q13: 93.7%). France's combined ratio was broadly stable at 91% while improved claims experience in Poland and greater expense efficiency in Italy drove better results in these markets.

Net written premiums in general and health insurance were 6% lower at £2,083 million (1Q13: £2,220 million). UK GI net written premiums were down 8% as we continue to take a disciplined underwriting approach in the face of softening rates, in particular in personal motor. There is an optimal balance between volume and efficiency and achieving this is critical.

Canada net written premiums grew by 5% in constant currency, reflecting growth in Western Canada, improved retention in personal lines and rate increases in commercial lines. The weakening of the Canadian dollar resulted in Canadian NWP declining 9% to £426 million (1Q13: £470 million). Our French general insurance and health business continues to grow steadily, up 5% in constant currency to £412 million (1Q13: £401 million).

1 On a constant currency basis. 2 Italy excludes Eurovita, Spain excludes Aseval and Asia excludes Malaysia. Page 4
Balance sheet ■ IFRS net asset value per share up 6% to 286p
The IFRS net asset value per share increased by 6% to 286p (FY13: 270p). Profits in the period and an increase in our pension surplus were partially offset by foreign exchange.

At the end of the quarter, our external leverage ratio was 48% (FY13: 50%) and 31% on an S&P basis. Since then, our stronger cash flow position has allowed us to repay £240 million of expensive hybrid debt, consistent with our deleveraging plan.

Our pro forma economic capital surplus is £7.8 billion (FY13: £8.3 billion). Disposals, operating profits and positive investment returns were offset by the recognition of dividends and the repayment of hybrid capital in April. Liquidity at Group centre was £1.5 billion at 31 March 2014.

Our plans to reduce the inter-company loan are on track and we will provide an update on this in the 2014 interim results.

Expenses ■ Momentum from 2013 has continued into 2014
In our FY13 results we reported that we had achieved £360 million of the £400 million 2014 cost reduction target and that our cost savings were ahead of plan. Momentum has continued into 2014, as we focus on our operating expense ratio, which we will update at the half year.

Integration and restructuring costs at Aviva have historically been high and an impediment to cash remitted to Group. In the first three months of 2014, integration and restructuring expenses were 67% lower at £18 million (1Q13: £54 million), almost entirely related to Solvency II. Project spend is lumpy and a modest pick-up in this run-rate is expected later in the year.

Management
We continue to strengthen the senior management team. A number of senior executives have joined Aviva recently, including Tom Stoddard, Group CFO and a plc Board Director, Colm Holmes, UK GI CFO, Monique Shivanandan, Chief Information Officer, Simon Rich, Group Treasurer, Ken Rappold, Asia CFO, Mark Versey, Director of Client Solutions at Aviva Investors and David Lovely, Global GI Claims Director.

Outlook
The start of 2014 has demonstrated the benefits of Aviva's diversification, but we are not content to rely on diversification to ensure results. We focus on individual business cells and improving each is a priority.
The impact of regulatory reform in the UK, poor weather and difficult trading conditions in the UK motor market have been offset by our recovering European businesses and strong performance from our growth markets. As a group, we aim to deliver cash flow plus growth, with an emphasis on cash flow, and there is much work still to do in order to achieve our full potential.

Notes to editors

All comparators are for the 3 months to 31 March 2013 unless otherwise stated.
Income and expenses of foreign entities are translated at average exchange rates while their assets and liabilities are translated at the closing rates on 31 March 2014. The average rates employed in this announcement are 1 euro = £0.83 (3 months to 31 March 2013: 1 euro = £0.85) and CAD$1 = £0.55 (3 months to 31 March 2013: CAD$1 = £0.64).
Growth rates in the press release have been provided in sterling terms unless stated otherwise. The following supplement presents this information on both a sterling and constant currency basis.

Cautionary statements:
This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC"). This announcement contains, and we may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "projects", "plans", "will," "seeks", "aims", "may", "could", "outlook", "likely", "target", "goal", "guidance", "trends", "future", "projects", "estimates", "potential" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes factors that could cause actual results to differ materially from those indicated in forward-looking statements in the presentation include, but are not limited to: the impact of conditions in the global financial markets and the economy generally , including exposure to financial and capital markets risks; the impact of simplifying our operating structure and activities; the impact of various local political, regulatory and economic conditions; market developments and government actions to address fiscal and budget constraints in the EU, UK and the US; the effect of credit spread volatility on the net unrealised value of the investment portfolio; the effect of losses due to defaults by counterparties, including potential sovereign debt defaults or restructurings, on the value of our investments; changes in interest rates that may cause policyholders to surrender their contracts, reduce the value of our portfolio and impact our asset and liability matching; the impact of changes in equity or property prices on our investment portfolio; fluctuations in currency exchange rates; the effect of market fluctuations on the value of options and guarantees embedded in some of our life insurance products and the value of the assets backing their reserves; the amount of allowances and impairments taken on our investments; the effect of adverse capital and credit market conditions on our ability to meet liquidity needs and our access to capital; a cyclical downturn of the insurance industry; changes in or inaccuracy of assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; the impact of catastrophic events on our business activities and results of operations; the inability of reinsurers to meet obligations or unavailability of reinsurance coverage; increased competition in the UK and in other countries where we have significant operations; the effect of the European Union's "Solvency II" rules on our regulatory capital requirements; the impact of actual experience differing from estimates used in valuing and amortising deferred acquisition costs ("DAC") and acquired value of in-force business ("AVIF"); the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of legal proceedings and regulatory investigations; the impact of operational risks, including inadequate or failed internal and external processes, systems and human error or from external events; risks associated with arrangements with third parties, including joint ventures; funding risks associated with our participation in defined benefit staff pension schemes; the failure to attract or retain the necessary key personnel; the effect of systems errors or regulatory changes on the calculation of unit prices or deduction of charges for our unit-linked products that may require retrospective compensation to our customers; the effect of a decline in any of our ratings by rating agencies on our standing among customers, broker-dealers, agents, wholesalers and other distributors of our products and services; changes to our brand and reputation; changes in government regulations or tax laws in jurisdictions where we conduct business; the impact on our business and strategy due to proposed changes in UK tax law relating to annuities; the inability to protect our intellectual property; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries. For a more detailed description of these risks, uncertainties and other factors, please see Item 3D, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's Annual Report Form 20-F as filed with the SEC on 24 March 2014. Aviva undertakes no obligation to update the forward looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this presentation are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.
Registered office
St Helen's
1 Undershaft
London
EC3P 3DQ

Contacts

Investor contacts	Media contacts	Timings
Colin Simpson +44 (0)20 7662 8115 David Elliot +44 (0)20 7662 8048	Nigel Prideaux +44 (0)20 7662 0215 Andrew Reid +44 (0)20 7662 3131 Sarah Swailes +44 (0)20 7662 6700	Real time media conference call: 07:30 hrs BST Analyst conference call: 09:30 hrs BST Tel: +44 (0)20 3364 5728 Conference ID: 7800389
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Statistical Supplement

1 Basis of preparation
2. Trend analysis of VNB (continuing operations) - cumulative
3. Trend analysis of VNB (continuing operations) - discrete
4. Trend analysis of PVNBP (continuing operations) - cumulative
5. Trend analysis of PVNBP (continuing operations) - discrete
6. Trend analysis of PVNBP by product (continuing operations) - cumulative
7. Trend analysis of PVNBP by product (continuing operations) - discrete
8. Geographical analysis of regular and single premiums (continuing operations)
9. Trend analysis of investment sales - cumulative
10. Trend analysis of investment sales - discrete
11. Geographical analysis of regular and single premiums - investment sales
12. Trend analysis of general insurance and health net written premiums - cumulative
13. Trend analysis of general insurance and health net written premiums - discrete

1 - Basis of preparation

The MCEV net asset value per share, VNB, PVNBP and operating capital generation (OCG) information included in this announcement and statistical supplement reflect the following changes to the MCEV methodology that have been implemented in 2014:

■ The definition of covered business has been extended to include UK Retail Fund Management as well as health business in the UK and Singapore which is managed on a long term basis. Premiums for UK Retail Fund Management are now included in both investment sales and MCEV PVNBP. Premiums for long term health business in the UK and Singapore are now included in both IFRS net written premiums and MCEV PVNBP.
■ The assessment of the liquidity premium is now based on a notional portfolio of assets for all business and for the first time a liquidity premium is applied to participating business. A liquidity premium continues to be applied to annuity business. The changes to the liquidity premium valuation impact the UK, Ireland, France, Italy and Spain.

Comparatives have been restated accordingly. The impact on MCEV net asset value per share, VNB, PVNBP and OCG is as follows:
■ MCEV net asset value per share as at FY13 has increased from 445 pence per share to 463 pence per share;
■ Total VNB from continuing operations for the three months ended 31 March 2013 increased from £196 million to £209 million, and for the year ended 31 December 2013 increased from £836 million to £904 million;
■ Total PVNBP from continuing operations for the three months ended 31 March 2013 increased from £5,457 million to £5,898 million, and for the year ended 31 December 2013 increased from £20,548 million to £23,177 million;
■ OCG for 1Q13 has remained stable at £0.4 billion.

For the Singapore health business, comparatives were not affected until the second half of 2013, when the product terms and conditions were changed enabling this business to be included as covered business.

2 - Trend analysis of VNB (continuing operations1) - cumulative

							Growth3 on 1Q13
Gross of tax and non-controlling interests	Restated2 1Q13 YTD £m	Restated2 2Q13 YTD £m	Restated2 3Q13 YTD £m	Restated2 4Q13 YTD £m	1Q14 YTD £m	Sterling %	Local currency %

United Kingdom	114	224	326	469	89	(22)%	(22)%
Ireland	-	2	4	8	3	-	-
United Kingdom & Ireland	114	226	330	477	92	(19)%	(19)%
France	41	90	118	172	54	31%	34%
Poland4	10	21	34	51	21	102%	108%
Italy - excluding Eurovita	10	18	25	43	15	55%	59%
Spain - excluding Aseval	3	11	17	31	8	129%	135%
Turkey	10	20	28	37	6	(39)%	(21)%
Other Europe	1	1	1	1	-	(100)%	(100)%
Europe	75	161	223	335	104	37%	45%
Asia - excluding Malaysia	19	41	71	103	32	80%	96%
Value of new business - excluding Eurovita, Aseval & Malaysia	208	428	624	915	228	10%	13%
Eurovita, Aseval & Malaysia	1	(2)	(5)	(11)	(4)	-	-
Total value of new business	209	426	619	904	224	7%	10%

1 Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2 Comparatives have been restated to reflect the changes in MCEV methodology set out in note 1.
3 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
4 Poland includes Lithuania.

3 - Trend analysis of VNB (continuing operations1) - discrete

							Growth3 on 1Q13
Gross of tax and non-controlling interests	Restated2 1Q13 Discrete £m	Restated2 2Q13 Discrete £m	Restated2 3Q13 Discrete £m	Restated2 4Q13 Discrete £m	1Q14 Discrete £m	Sterling %	Local currency %

United Kingdom	114	110	102	143	89	(22)%	(22)%
Ireland	-	2	2	4	3	-	-
United Kingdom & Ireland	114	112	104	147	92	(19)%	(19)%
France	41	49	28	54	54	31%	34%
Poland4	10	11	13	17	21	102%	108%
Italy - excluding Eurovita	10	8	7	18	15	55%	59%
Spain - excluding Aseval	3	8	6	14	8	129%	135%
Turkey	10	10	8	9	6	(39)%	(21)%
Other Europe	1	-	-	-	-	(100)%	(100)%
Europe	75	86	62	112	104	37%	45%
Asia - excluding Malaysia	19	22	30	32	32	80%	96%
Value of new business - excluding Eurovita, Aseval & Malaysia	208	220	196	291	228	10%	13%
Eurovita, Aseval & Malaysia	1	(3)	(3)	(6)	(4)	-	-
Total value of new business	209	217	193	285	224	7%	10%

1 Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2 Comparatives have been restated to reflect the changes in MCEV methodology set out in note 1.
3 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
4 Poland includes Lithuania.

4 - Trend analysis of PVNBP (continuing operations1) - cumulative

							Growth on 1Q13
Present value of new business premiums2	Restated3 1Q13 YTD £m	Restated3 2Q13 YTD £m	Restated3 3Q13 YTD £m	Restated3 4Q13 YTD £m	1Q14 YTD £m	Sterling %	Local currency %

United Kingdom	2,779	5,560	8,556	11,924	2,931	5%	5%
Ireland	117	225	338	469	105	(10)%	(8)%
United Kingdom & Ireland	2,896	5,785	8,894	12,393	3,036	5%	5%
France	1,243	2,363	3,367	4,498	1,310	5%	8%
Poland4	123	227	358	486	234	90%	97%
Italy - excluding Eurovita	563	1,198	1,591	1,975	698	24%	27%
Spain - excluding Aseval	301	547	719	1,130	283	(6)%	(3)%
Turkey	135	253	341	524	110	(19)%	7%
Other Europe	20	20	20	20	-	(100)%	(100)%
Europe	2,385	4,608	6,396	8,633	2,635	10%	15%
Asia - excluding Malaysia	472	845	1,290	1,724	471	-	8%
Other business5	4	7	28	58	5	25%	25%
Total - excluding Eurovita, Aseval & Malaysia	5,757	11,245	16,608	22,808	6,147	7%	9%
Eurovita, Aseval & Malaysia	141	217	269	369	73	(48)%	(46)%
Total	5,898	11,462	16,877	23,177	6,220	5%	8%

1 Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2 Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3 Comparatives have been restated to reflect the changes in MCEV methodology set out in note 1.
4 Poland includes Lithuania.
5 Other business represents the results of Aviva Investors Pooled Pensions.

5 - Trend analysis of PVNBP (continuing operations1) - discrete

							Growth on 1Q13
Present value of new business premiums2	Restated3 1Q13 Discrete £m	Restated3 2Q13 Discrete £m	Restated3 3Q13 Discrete £m	Restated3 4Q13 Discrete £m	1Q14 Discrete £m	Sterling %	Local currency %

United Kingdom	2,779	2,781	2,996	3,368	2,931	5%	5%
Ireland	117	108	113	131	105	(10)%	(8)%
United Kingdom & Ireland	2,896	2,889	3,109	3,499	3,036	5%	5%
France	1,243	1,120	1,004	1,131	1,310	5%	8%
Poland4	123	104	131	128	234	90%	97%
Italy - excluding Eurovita	563	635	393	384	698	24%	27%
Spain - excluding Aseval	301	246	172	411	283	(6)%	(3)%
Turkey	135	118	88	183	110	(19)%	7%
Other Europe	20	-	-	-	-	(100)%	(100)%
Europe	2,385	2,223	1,788	2,237	2,635	10%	15%
Asia - excluding Malaysia	472	373	445	434	471	-	8%
Other business5	4	3	21	30	5	25%	25%
Total - excluding Eurovita, Aseval & Malaysia	5,757	5,488	5,363	6,200	6,147	7%	9%
Eurovita, Aseval & Malaysia	141	76	52	100	73	(48)%	(46)%
Total	5,898	5,564	5,415	6,300	6,220	5%	8%

1 Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2 Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3 Comparatives have been restated to reflect the changes in MCEV methodology set out in note 1.
4 Poland includes Lithuania.
5 Other business represents the results of Aviva Investors Pooled Pensions.

6 - Trend analysis of PVNBP by product (continuing operations1) - cumulative

							Growth on 1Q13
Present value of new business premiums2	Restated3 1Q13 YTD £m	Restated3 2Q13 YTD £m	Restated3 3Q13 YTD £m	Restated3 4Q13 YTD £m	1Q14 YTD £m	Sterling %	Local currency %

Pensions	1,322	2,479	3,818	5,476	1,328	-	-
Annuities	630	1,217	1,664	2,327	500	(21)%	(21)%
Bonds	33	59	97	183	45	36%	36%
Protection	253	504	781	992	297	17%	17%
Equity release	98	182	297	401	117	19%	19%
Other4	443	1,119	1,899	2,545	644	45%	45%
United Kingdom	2,779	5,560	8,556	11,924	2,931	5%	5%
Ireland	117	225	338	469	105	(10)%	(8)%
United Kingdom & Ireland	2,896	5,785	8,894	12,393	3,036	5%	5%
Savings	1,173	2,229	3,197	4,278	1,232	5%	8%
Protection	70	134	170	220	78	11%	13%
France	1,243	2,363	3,367	4,498	1,310	5%	8%
Pensions	224	385	549	881	308	38%	61%
Savings	769	1,560	2,069	2,702	893	16%	19%
Annuities	6	11	14	23	2	(67)%	(71)%
Protection5	143	289	397	529	122	(15)%	(9)%
Poland6, Italy6, Spain6 and Other	1,142	2,245	3,029	4,135	1,325	16%	23%
Europe	2,385	4,608	6,396	8,633	2,635	10%	15%
Asia - excluding Malaysia	472	845	1,290	1,724	471	-	8%
Other business7	4	7	28	58	5	25%	25%
Total - excluding Eurovita, Aseval & Malaysia	5,757	11,245	16,608	22,808	6,147	7%	9%
Eurovita, Aseval & Malaysia	141	217	269	369	73	(48)%	(46)%
Total	5,898	11,462	16,877	23,177	6,220	5%	8%

1 Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2 Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3 Comparatives have been restated to reflect the changes in MCEV methodology set out in note 1.
4 Other UK business includes UK Retail Fund Management and UK long term health business.
5 Subsequent to FY13 a whole of life unit-linked protection product in Poland was reclassified from savings to protection business. As a result, Poland protection PVNBP has increased £25m in 1Q13 YTD, £77m in 2Q13 YTD, £91m in 3Q13 YTD and £205m in 4Q13 YTD with an equal and opposite movement in Poland savings PVNBP.

6 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes Aseval.
7 Other business represents the results of Aviva Investors Pooled Pensions.

7 - Trend analysis of PVNBP by product (continuing operations1) - discrete

							Growth on 1Q13
Present value of new business premiums2	Restated3 1Q13 Discrete £m	Restated3 2Q13 Discrete £m	Restated3 3Q13 Discrete £m	Restated3 4Q13 Discrete £m	1Q14 Discrete £m	Sterling %	Local currency %

Pensions	1,322	1,157	1,339	1,658	1,328	-	-
Annuities	630	587	447	663	500	(21)%	(21)%
Bonds	33	26	38	86	45	36%	36%
Protection	253	251	277	211	297	17%	17%
Equity release	98	84	115	104	117	19%	19%
Other4	443	676	780	646	644	45%	45%
United Kingdom	2,779	2,781	2,996	3,368	2,931	5%	5%
Ireland	117	108	113	131	105	(10)%	(8)%
United Kingdom & Ireland	2,896	2,889	3,109	3,499	3,036	5%	5%
Savings	1,173	1,056	968	1,081	1,232	5%	8%
Protection	70	64	36	50	78	11%	13%
France	1,243	1,120	1,004	1,131	1,310	5%	8%
Pensions	224	161	164	332	308	38%	61%
Savings	769	791	509	633	893	16%	19%
Annuities	6	5	3	9	2	(67)%	(71)%
Protection5	143	146	108	132	122	(15)%	(9)%
Poland6, Italy6, Spain6 and Other	1,142	1,103	784	1,106	1,325	16%	23%
Europe	2,385	2,223	1,788	2,237	2,635	10%	15%
Asia - excluding Malaysia	472	373	445	434	471	-	8%
Other business7	4	3	21	30	5	25%	25%
Total - excluding Eurovita, Aseval & Malaysia	5,757	5,488	5,363	6,200	6,147	7%	9%
Eurovita, Aseval & Malaysia	141	76	52	100	73	(48)%	(46)%
Total	5,898	5,564	5,415	6,300	6,220	5%	8%

1 Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2 Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3 Comparatives have been restated to reflect the changes in MCEV methodology set out in note 1.
4 Other UK business includes UK Retail Fund Management and UK long term health business.
5 Subsequent to FY13 a whole of life unit-linked protection product in Poland was reclassified from savings to protection business. As a result, Poland protection PVNBP has increased £25m in 1Q13, £52m in 2Q13, £14m in 3Q13 and £114m in 4Q13 with an equal and opposite movement in Poland savings PVNBP.

6 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes Aseval.
7 Other business represents the results of Aviva Investors Pooled Pensions.

8 - Geographical analysis of regular and single premiums (continuing operations1)

							Regular premiums			Single premiums
	3 months 2014 £m	Local currency growth	WACF	Present value £m	Restated2 3 months 2013 £m	WACF	Present value £m	3 months 2014 £m	Restated2 3 months 2013 £m	Local currency growth

United Kingdom	243	12%	5.0	1,203	217	4.9	1,056	1,728	1,723	-
Ireland	7	17%	4.6	32	6	4.7	28	73	89	(15)%
United Kingdom & Ireland	250	12%	4.9	1,235	223	4.9	1,084	1,801	1,812	-
France	26	(4)%	7.8	202	27	8.2	222	1,108	1,021	11%
Poland3	19	58%	10.7	204	12	8.3	99	30	24	30%
Italy - excluding Eurovita	19	(5)%	5.0	95	21	5.2	109	603	454	36%
Spain - excluding Aseval	11	(8)%	5.2	57	12	5.9	71	226	230	1%
Turkey	27	23%	3.6	98	28	4.2	117	12	18	(14)%
Other Europe	-	(100)%	-	-	4	1.5	6	-	14	(100)%
Europe	102	6%	6.4	656	104	6.0	624	1,979	1,761	16%
Asia - excluding Malaysia	69	-	5.7	390	74	5.6	415	81	57	50%
Other business4	-	-	-	-	-	-	-	5	4	25%
Total - excluding Eurovita, Aseval & Malaysia	421	9%	5.4	2,281	401	5.3	2,123	3,866	3,634	8%
Eurovita, Aseval & Malaysia	1	(88)%	7.0	7	8	4.8	38	66	103	(34)%
Total	422	7%	5.4	2,288	409	5.3	2,161	3,932	3,737	7%

1 Following the announced disposal of US Life in Q3 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2 Comparatives have been restated to reflect the changes in MCEV methodology set out in note 1.
3 Poland includes Lithuania.
4 Other business represents the results of Aviva Investors Pooled Pensions.

9 - Trend analysis of investment sales - cumulative

							Growth on 1Q13
Investment sales1	1Q13 YTD £m	2Q13 YTD £m	3Q13 YTD £m	4Q13 YTD £m	1Q14 YTD £m	Sterling %	Local currency %
United Kingdom & Ireland2	305	841	1,494	2,040	486	59%	59%
Aviva Investors	787	1,563	2,100	2,683	730	(7)%	(4)%
Asia	42	94	124	152	36	(14)%	(8)%
Total investment sales	1,134	2,498	3,718	4,875	1,252	10%	13%

1 Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
2 UK & Ireland investment sales are also reported in UK Life PVNBP following the extension of MCEV covered business. See note 1 for details.

10 - Trend analysis of investment sales - discrete

							Growth on 1Q13
Investment sales1	1Q13 Discrete £m	2Q13 Discrete £m	3Q13 Discrete £m	4Q13 Discrete £m	1Q14 Discrete £m	Sterling %	Local currency %
United Kingdom & Ireland2	305	536	653	546	486	59%	59%
Aviva Investors	787	776	537	583	730	(7)%	(4)%
Asia	42	52	30	28	36	(14)%	(8)%
Total investment sales	1,134	1,364	1,220	1,157	1,252	10%	13%

1 Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
2 UK & Ireland investment sales are also reported in UK Life PVNBP following the extension of MCEV covered business. See note 1 for details.

11 - Geographical analysis of regular and single premiums - investment sales

			Regular			Single	PVNBP
Investment sales1	3 months 2014 £m	3 months 2013 £m	Local currency growth	3 months 2014 £m	3 months 2013 £m	Local currency growth	Local currency growth
United Kingdom & Ireland2	5	3	67%	481	302	59%	59%
Aviva Investors	2	2	100%	728	785	(4)%	(4)%
Asia	-	-	-	36	42	(8)%	(8)%
Total investment sales	7	5	75%	1,245	1,129	13%	13%

1 Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
2 UK & Ireland investment sales are also reported in UK Life PVNBP following the extension of MCEV covered business. See note 1 for details.

12 - Trend analysis of general insurance and health net written premiums - cumulative

							Growth on 1Q13 YTD
	1Q13 YTD £m	2Q13 YTD £m	3Q13 YTD £m	4Q13 YTD £m	1Q14 YTD £m	Sterling %	Local currency %
General insurance
United Kingdom	923	1,963	2,904	3,823	845	(8)%	(8)%
Ireland	71	146	215	278	65	(8)%	(6)%
United Kingdom & Ireland	994	2,109	3,119	4,101	910	(8)%	(8)%
Europe	435	764	1,033	1,360	440	1%	5%
Canada	470	1,126	1,718	2,250	426	(9)%	5%
Asia	3	7	11	14	3	-	50%
Other	20	20	21	33	4	(80)%	(80)%
	1,922	4,026	5,902	7,758	1,783	(7)%	(3)%
Health insurance
United Kingdom1	138	289	383	536	144	4%	4%
Ireland	36	52	71	99	33	(8)%	(6)%
United Kingdom & Ireland	174	341	454	635	177	2%	2%
Europe	89	135	179	241	94	6%	9%
Asia2	35	47	69	86	29	(17)%	(3)%
	298	523	702	962	300	1%	4%
Total	2,220	4,549	6,604	8,720	2,083	(6)%	(2)%

1 These premiums are also reported in UK Life PVNBP following the extension of MCEV covered business (see note 1 for details). 1Q13 NWP of £138 million, 2Q13 YTD NWP of £289 million, 3Q13 YTD NWP of £383 million, FY 2013 NWP of £536 million and 1Q14 NWP of £144 million are respectively equivalent to £138 million, £278 million, £405 million, £505 million and £158 million on a PVNBP basis.

2 Singapore long term health business is also reported in Asia PVNBP following the extension of MCEV covered business (see note 1 for details). For Singapore long term health business, 3Q13 YTD NWP of £5 million, FY 2013 NWP of £11 million and 1Q14 NWP of £5 million are respectively equivalent to £47 million, £97 million and £37 million on a PVNBP basis.

13 - Trend analysis of general insurance and health net written premiums - discrete

							Growth on 1Q13 YTD
	1Q13 Discrete £m	2Q13 Discrete £m	3Q13 Discrete £m	4Q13 Discrete £m	1Q14 Discrete £m	Sterling %	Local currency %
General insurance
United Kingdom	923	1,040	941	919	845	(8)%	(8)%
Ireland	71	75	69	63	65	(8)%	(6)%
United Kingdom & Ireland	994	1,115	1,010	982	910	(8)%	(8)%
Europe	435	329	269	327	440	1%	5%
Canada	470	656	592	532	426	(9)%	5%
Asia	3	4	4	3	3	-	50%
Other	20	-	1	12	4	(80)%	(80)%
	1,922	2,104	1,876	1,856	1,783	(7)%	(3)%
Health insurance
United Kingdom1	138	151	94	153	144	4%	4%
Ireland	36	16	19	28	33	(8)%	(6)%
United Kingdom & Ireland	174	167	113	181	177	2%	2%
Europe	89	46	44	62	94	6%	9%
Asia2	35	12	22	17	29	(17)%	(3)%
	298	225	179	260	300	1%	4%
Total	2,220	2,329	2,055	2,116	2,083	(6)%	(2)%

1 These premiums are also reported in UK Life PVNBP following the extension of MCEV covered business (see note 1 for details). 1Q13 NWP of £138 million, 2Q13 NWP of £151 million, 3Q13 NWP of £94 million, 4Q13 NWP of £153 million and 1Q14 NWP of £144 million are respectively equivalent to £138 million, £140 million, £127 million, £100 million and £158 million on a PVNBP basis.

2 Singapore long term health business is also reported in Asia PVNBP following the extension of MCEV covered business (see note 1 for details). For Singapore long term health business, 3Q13 NWP of £5 million, 4Q13 NWP of £6 million and 1Q14 NWP of £5 million are respectively equivalent to £47 million, £50 million and £37 million on a PVNBP basis.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 May, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary